Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Launch of Gold Royalty IPO and Application to List on the NYSE American

Vancouver, British Columbia – February 16, 2021 – GoldMining Inc. (TSX: GOLD; NYSE: GLDG) ("GoldMining") announced that its subsidiary, Gold Royalty Corp. ("GRC") has launched a roadshow for the proposed initial public offering (the "IPO") of its units (the "Units"). GRC is offering up to 6,000,000 Units under the IPO at a price of US$5.00 per Unit.

Each Unit will be comprised of one common share of GRC and one-half of a warrant to purchase a common share. Each full warrant will entitle the holder thereof to acquire one common share at a price of US$7.50 per share for a period of three years. GRC has applied to list its common shares and the warrants on the NYSE American under the symbols "GROY" and "GROY WS", respectively.

GRC expects to grant the underwriters a 30-day option to purchase up to 15% of each of the number of common shares and/or warrants sold under the offering to cover over-allotments, if any.

H.C. Wainwright & Co., LLC and BMO Capital Markets are acting as the book running managers and co-lead underwriters of a syndicate that includes CIBC Capital Markets, Haywood Securities, Raymond James Ltd., Roth Capital Partners, Scotiabank, Sprott Capital Partners L.P. and TD Securities Inc.

The registration statement relating to the proposed IPO has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. An amended and restated preliminary prospectus has been filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada, other than Quebec, containing important information relating to the Units and remains subject to completion or amendment. The securities under the IPO cannot be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective or until a receipt for the final prospectus has been issued by the relevant securities commissions in Canada. A copy of the registration statement, including a prospectus contained therein, is available under GRC’s profile on EDGAR and a copy of the amended and restated preliminary prospectus is available under GRC's profile on SEDAR.

The offering will be made only by means of a prospectus. Copies of the amended and restated preliminary prospectus may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, or by email to placements@hcwco.com; BMO Capital Markets, 3 Times Square, 25th Floor, New York, NY 10036, Attn: Equity Syndicate Department, or by email to bmoprospectus@bmo.com; CIBC Capital Markets by email at mailbox.canadianprospectus@cibc.com; Haywood Securities by email at ecm@haywood.com; Raymond James Ltd. by email at ecm-syndication@raymondjames.ca; Roth Capital Partners by email at rothecm@roth.com; Scotiabank by email at equityprospectus@scotiabank.com; Sprott Capital Partners L.P. by email at ecmscp@sprott.com; or TD Securities Inc. by email at sdcconfirms@td.com.

SUITE 1830 – 1030 WEST GEORGIA STREET
VANCOUVER BC V6E 2Y3

H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC are not registered as investment dealers in any Canadian jurisdictions and, accordingly, will not, directly or indirectly, solicit offers to purchase or sell Units in Canada.

No securities regulatory authority has either approved or disapproved of the contents of this news release.  This release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of GRC, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry.

GoldMining Inc. / Gold Royalty Corp.

Telephone: (855) 630-1001

Email: info@goldmining.com

Email: info@goldroyalty.com

Forward Looking Statements

This press release contains certain forward-looking statements, including forward-looking information within the meanings of applicable Canadian securities laws. Such statements include statements with regard to the proposed IPO. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the IPO will be completed on the terms described, or at all. Completion of the IPO and the terms thereof are subject to numerous factors, many of which are beyond GoldMining and GRC's respective control, including, without limitation, failure of customary closing conditions and the risk factors and other matters set forth in GRC's preliminary prospectus. Neither GoldMining nor GRC undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SUITE 1830 – 1030 WEST GEORGIA STREET
VANCOUVER BC V6E 2Y3